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                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                            on December 19, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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In the Matter of                                  INTERIM CERTIFICATE

Conectiv and Subsidiaries                                  OF

File No. 70-9655                                      NOTIFICATION

(Public Utility Holding Company                   PURSUANT TO RULE 24
Act of 1935)
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         This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order of the Securities and Exchange Commission (the "Commission") dated June 29, 2000 (the "Order") in the above- referenced file. This certificate reports transactions from the period July 1, 2000 through September 30, 2000. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

On July 1, 2000 as approved by the Commission (Release No. 35-27192; 70-9655) Conectiv took the following actions:

1. Delmarva Power & Light Company ("Delmarva") further capitalized a wholly owned subsidiary, Conectiv Delmarva Generation, Inc. ("CDG"), through the contribution by Delmarva to CDG of approximately 1,364 megawatts of net generating and related assets.

2. Atlantic City Electric Company ("ACE") made a capital contribution to Conectiv Atlantic Generation, L.L.C. ("CAG") consisting of approximately 502 net generating and related assets in consideration for ownership interest in CAG.

3. ACE contributed its ownership interest in CAG to ACE REIT, Inc. ("ACE-REIT"), a wholly owned subsidiary of ACE, establishing CAG as an indirect subsidiary of ACE.

4. Dividend out of capital by ACE to Conectiv of the common stock of ACE-REIT and by Delmarva to Conectiv of the common stock of CDG.

5. Conectiv established Conectiv Energy Holding Company ("CEH") as a subsidiary utility holding company through the contribution of the common stock of CDG, ACE-REIT and Conectiv Energy Supply, Inc. to CEH in consideration for 1,000 shares of CEH common stock.

6. CEH, CDG, ACE-REIT and CAG were added as participants to the Conectiv System Money Pool.


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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                        Conectiv
                                        ACE REIT, Inc
                                        Atlantic City Electric Company
                                        Conectiv Atlantic Generation, L.L.C.
                                        Conectiv Delmarva Generation, Inc.
                                        Conectiv Energy Holding Company
                                        Delmarva Power & Light Company


December 19, 2000                       /s/ Philip S. Reese
                                        -------------------------------------
                                        Philip S. Reese
                                        Vice President and Treasurer